August 4, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Mr. Duc Dang

Re:	Hicks Acquisition Company II, Inc.
Registration Statement on Form S-1
Filed June 28, 2010
File No. 333-167809
Dear Mr. Dang:
          On behalf of Hicks Acquisition Company II, Inc., a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-167809, filed on June 28, 2010 (the “Registration Statement”).
          The Registration Statement has been amended to reflect responses to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated July 27, 2010 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement.
General
1.	Comment. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. All graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response. The Company does not currently intend to include any graphics, maps, photographs and related captions or other artwork including logos in the prospectus.

2.	Comment. Please ensure that the text in your printed prospectus is in type at least as large and legible as 10-point modern type. Refer to Rule 420(a) of Regulation C. Also, please revise to limit the cover page of your prospectus to information that is key to an investment decision. Currently, the cover page of the prospectus is dense and difficult to

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

read. Please limit the cover page to information required by Item 501 of Regulation S-K. Much of the information currently on the cover page is repeated in the summary and is not necessary on the cover. Please refer to Rule 421 and A Plain English Handbook available at http://www.sec.gov/pdf/handbook.pdf.

Response. The Company notes the Staff’s comment and has revised the cover page in response to such comment.

3.	Comment. Above the table of contents you state that an investor “should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.” Please remove this language as it could be considered to be a disclaimer of your responsibility to ensure that the prospectus contains all material information, and does not contain any material misstatements, necessary for an investor to make an informed investment decision at the time of its use.

Response. The Company notes the Staff’s comment and has deleted the cited language in response to such comment.

4.	Comment. Please provide independent, third-party support for factual assertions in the prospectus and management’s assertions. Clearly mark the materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statement in the prospectus:
•	“During Mr. Hicks’ tenure as chairman, Hicks Muse raised over $12 billion of private equity funds, consummated over $50 billion of leveraged acquisitions, and was one of the most active private investment firms in the country.” (page 1)
Response. The Company notes the Staff’s comment and will provide independent, third-party support (or where independent third-party support is not reasonably available, internal support) for factual assertions in the prospectus by separate correspondence mailed to your attention.

5.	Comment. Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for “optimize their supply chains,” “stable free cash flow,” “working capital,” ”pecuniary interests,” and “proprietary deal flow opportunities.” If you must include jargon in the body of your prospectus that is understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

Response. The Company notes the Staff’s comment and has revised, for example, pages 2, 3, 33 and 56 of the Amendment to concisely explain any industry jargon used in the Amendment in response to such comment.

6.	Comment. On page 13, we note that you intend to purchase your common stock in the open market, which may support the market price of the common stock and/or warrants, in compliance with Rule l0b-18 and Regulation M of the Exchange Act. Please provide us with your legal analysis of how such purchases would comply with the noted regulations. We may have further comment. Also, it appears that you would likely engage in the noted purchases when your pro-rata redemption price is greater than the price of your shares on the open market to eliminate the incentive for shareholders to hold and redeem their shares. If so, please revise to clarify such in the appropriate section.

Response. The Company notes the Staff’s comment. With respect to Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as noted in the Registration Statement, the purchases would only begin on the day after filing of the preliminary proxy statement with the Commission relating to the initial business combination. In the event that the target stockholders have approved the transaction before the time of filing of the preliminary proxy statement, all of the safe harbor provisions of Rule 10b-18 will be met at the time purchases commence. If the target stockholders have not approved the transaction at that time and the Company is issuing securities to the target stockholders in connection with the initial business combination, the criteria for the safe harbor in Rule 10b-18(a)(13)(iv) will not technically be met, but the Company may make purchases if such purchases otherwise comply with applicable law.

Furthermore, the Company would not acquire common stock during any restricted period applicable to any subsequent offering by the Company of securities (including, but not limited to, any offering of securities made by the Company in connection with an initial business combination), except in compliance with Regulation M. In this regard, we note that any purchases would cease, as required by Regulation M, at the filing of a proxy statement to the target stockholders if the target stockholders have not approved the transaction at the time and the Company is issuing securities to the target stockholders in connection with the initial business combination.

With respect to the Staff’s second point, the Company has added the following paragraph on pages 11, 45 and 62 of the Amendment to explain the rationale for such purchases:
“Such open market purchases, if any, would be conducted by us to minimize any disparity between the current market price of our common stock and the per-share amount held in the trust account. A market price below the per-share trust amount could provide an incentive for purchasers to buy our

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

shares after the filing of our preliminary proxy statement at a discount to the per-share amount held in the trust account for the sole purpose of voting against our initial business combination and exercising redemption rights for the full per-share amount held in the trust account. Such trading activity could enable such investors to block a business combination regardless of its merits by making it difficult to obtain the approval of such business combination by the vote of a majority of the outstanding shares of common stock voted.”
7.	Comment. We note that you intend to conduct an issuer tender offer as part of any business combination, if shareholder approval is not required. On page 59, we note that you believe your financial condition makes you attractive. Please revise to clarify if you will structure your initial business combination to allow for a tender offer of 100% of the shares outstanding in all circumstances. If so, please revise your disclosure to clarify how this would affect your attractiveness to potential targets. If not, please revise to clarify the mechanics of such transaction.

Response. The Company notes the Staff’s comment and has revised pages 13, 19, 35, 45, 63 and 95 of the Amendment to clarify that it will not allow for a tender offer of 100% of the shares outstanding in all circumstances. The Company has also added a risk factor on page 19 of the Amendment to disclose that the ability of the Company’s stockholders to redeem their shares for cash may make its financial condition unattractive to potential business combination targets. We have also deleted the disclosure that was on page 59 of the Registration Statement regarding attractiveness of our financial condition.
Summary, page 1
8.	Comment. We note that your summary is 20 pages long and that you currently repeat, often word-for-word, much information in your summary section that appears in other parts of the summary section or in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate repetitive disclosure. Additionally, please revise the summary section, the risk factors section and other parts of the prospectus to eliminate embedded lists, such as those on pages 9 and 23, which make the disclosure difficult to understand. Please see Rule 421.

Response. The Company notes the Staff’s comment and has revised the summary to highlight only the most significant aspects of the offering in clear, plain language without repetitive disclosure. With respect to embedded lists, the Company believes that, as used, such lists present the disclosure in a clear and organized manner. The Company has only used embedded lists in specific circumstances that the Company deemed appropriate, such as:

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

•	To demonstrate the mechanics of a multi-step procedure (e.g. the Company’s liquidation procedure upon its failure to consummate an initial business combination found, for example, on page 4 of the Amendment);

•	To clarify that a certain event will occur upon the earlier (or later) of other events (e.g. disclosure regarding the date on which founder shares may be first sold, which can be found on page 9 of the Amendment); and

•	To show that one item or event has multiple characteristics or consequences (e.g. the characteristics of the sponsor warrants found on page 38 of the Amendment).
9.	Comment. We note your disclosure regarding the regarding the realized total and annualized returns of Hicks Acquisitions Company I, Inc. Please explain to us why you believe it is appropriate to present information regarding the prior performance of Hicks Acquisitions Company I, Inc. in the summary section of your registration statement. Please also explain to us how such performance measures were calculated. Also, please note that performance that took place after your management relinquished its control should not be included in this document. Please revise your disclosure accordingly. We may have further comment.

Response. The Company believes that it is appropriate to present information regarding the prior performance of Hicks Acquisition Company I, Inc. (“HACI”) for two reasons. First, it shows the record of the management team of the Company, which is substantially the same as the management team of HACI, in identifying and consummating an initial business combination (i.e. the Resolute Energy Corporation transaction). Second, it shows that HACI completed an initial business combination that has delivered positive returns to its investors as measured against a popular investor benchmark (i.e. the S&P 500) over a defined period of time.

The Company believes that performance data for the period after the management team relinquished control of Resolute Energy Corporation is also relevant because it reinforces the management team’s record of originally identifying a target business opportunity that has continued to deliver positive returns since the date of the initial business combination. In addition, such data demonstrates the ability of the Company’s management team to accurately assess the skills and qualifications of a prospective target’s management, which is reflected by the fact that Resolute Energy Corporation’s performance has remained strong even after the Company’s management team relinquished control.

The performance measures were determined as follows:

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

•	HACI’s performance from the date after its initial public offering (9/28/07) through the closing date of its business combination with Resolute Energy Corporation (9/25/09):
•	Total per share value (including warrants) on 9/28/07: $10.00

•	Total per share value (including warrants) on 9/25/09: $10.28

•	Total Return: 2.8%

•	Annualized Return: 1.4%
•	S&P 500’s performance over the same time period (i.e. 9/28/07 through 9/25/09):
•	S&P 500 closing value on 9/28/07: 1,526.75 points

•	S&P 500 closing value on 9/25/09: 1,044.38 points

•	Total Return: -31.6%

•	Annualized Return: -17.3%
•	HACI’s performance from 9/28/07 through 7/27/10:
•	Total per share value (including warrants) on 9/28/07: $10.00

•	Total per share value (including warrants) on 7/27/10: $14.53

•	Total Return: 45.3%

•	Annualized Return: 14.1%
•	S&P 500’s performance over the same time period (i.e. 9/28/07 through 7/27/10):
•	S&P 500 closing value on 9/28/07: 1,526.75 points

•	S&P 500 closing value on 7/27/10: 1,113.84 points

•	Total Return: -27.0%

•	Annualized Return: -10.5%
General, page 1

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

10.	Comment. You disclose that you have identified certain general criteria and guidelines that you believe are important in evaluating prospective target businesses and that you will use such criteria and guidelines, as disclosed on page 2, in evaluating acquisition opportunities. You also state that you may decide to enter into a business combination with a target business that does not meet these criteria and guidelines. If such criteria and guidelines change, please disclose how and when shareholders will he made aware of such changes.

Response. The Company notes the Staff’s comment and has added disclosure on pages 3 and 57 of the Amendment stating that a target business’s failure to meet such criteria will be disclosed in the applicable tender offer documents or proxy solicitation materials that we file with the Commission in connection with a proposed initial business combination.
Risk Factors, page 20
11.	Comment. As you disclose on page 2, please also add a risk factor describing the risks associated with the fact that you may decide to enter into a business combination with a target business that does not meet your currently disclosed criteria and guidelines.

Response. The Company notes the Staff’s comment and has added the requested risk factor on page 29 of the Amendment.

12.	Comment. As you disclose on page 62, please also add a risk factor describing the risks associated with the fact that you will have limited ability to evaluate the target’s management team.

Response. The Company notes the Staff’s comment and has added the requested risk factor on page 32 of the Amendment.
13.	Comment. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:
•	If we seek stockholder approval of our business ..., page 23;

•	The report of KPMG LLP, our independent ..., page 24;

•	You will not have any rights or interests in funds ..., page 25;

•	We do not intend to establish an audit committee ..., page 25;

•	We do not currently intend to hold an annual meeting ..., page 30;

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

•	We are not required to obtain an opinion from an ..., page 32;

•	Our ability to successfully effect our initial business..., page 33;

•	The officers and directors of an acquisition candidate ..., page 34;

•	In order to effect a business combination, blank ..., page 37;

•	Unlike most other blank check companies..., page 38;

•	Our sponsor, which is an entity controlled by ..., page 38; and

•	The determination of the offering price our units ..., page 40.
Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Response. The Company notes the Staff’s comment and has revised the subheadings of its risk factors on, for example, pages 19, 21, 22, 23, 27, 30 and 34 of the Amendment.
We may not be able to consummate a business combination within 21 ... page 22
14.	Comment. The last sentence of this risk factor describes a risk that is separate and distinct from the risk described in this risk factor. Generally, each risk factor should only focus on a single risk. Please revise.

Response. The Company notes the Staff’s comment and has added an additional risk factor on page 19 of the Amendment.
If the net proceeds of this offering not being held in the trust account ... page 26
15.	Comment. The first sentence of this risk factor attempts to mitigate the risk described. Generally, you should limit your Risk Factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks elsewhere in the prospectus. Please revise to remove the mitigating language.

Response. The Company notes the Staff’s comment and has deleted the mitigating language that was on page 26 of the Registration Statement.
If the size of the offering is increased, it could result in a proportionate ... page 27

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

16.	Comment. This risk factor is difficult to understand. Please revise both the risk factor header and the language beneath the header to clearly describe the risks associated with the size of the offering increasing. Please clearly explain the relationship between the offering size and the amounts payable to your stockholders upon liquidation or their exercise of redemption rights and the associated risks. Also, clarify how this represents a material risk.

Response. The Company notes the Staff’s comment and has revised the risk factor on page 25 to more clearly reflect the risk posed to stockholders by an increase in the size of the offering. Such an increase reduces the per-share amount payable to the Company’s stockholders upon liquidation or exercise of the stockholders’ redemption rights because the portion of the trust account attributable to the proceeds from the sale of the sponsor warrants ($5.0 million) is allocated pro rata among a greater number of shares held by public stockholders. The Company has also added language on page 9 of the Amendment to further clarify the risk that an increase in the size of the offering poses to the Company’s stockholders.

The Company has deleted from the risk factor on page 25 of the Amendment language that suggested a link between the amount of interest the Company could withdraw from the trust account and the per-share amount payable to the stockholders upon liquidation or redemption. The Company has also deleted similar language to this effect that was on pages 12, 46 and 53 of the Registration Statement.
If third parties bring claims against us, the proceeds held in the trust account ... page 27
17.	Comment. The last paragraph of this risk factor describes a risk that is separate and distinct from the risk described in this risk factor. Generally, each risk factor should only focus on a single risk. Please revise.

Response. The Company notes the Staff’s comment and has added an additional risk factor on page 26 of the Amendment.
Unlike most other blank check companies, we are not required to acquire ... page 32
18.	Comment. You disclose that management’s unrestricted flexibility in identifying and selecting a prospective acquisition candidate, along with management’s financial interest in consummating an initial business combination, may lead management to enter into an acquisition agreement that is not in the best interests of your stockholders. Please further describe why such an agreement would not be in the best interests of your stockholders.

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

Response. The Company notes the Staff’s comment and has revised the risk factor on page 29 of the Amendment to clarify why such an agreement may not be in the best interests of the Company’s stockholders.
We may only be able to complete one business combination with the ... page 36
19.	Comment. The last two paragraphs of this risk factor describe two risks that are separate and distinct from the risk described in this risk factor. Generally, each risk factor should only focus on a single risk. Please revise.

Response. The Company notes the Staff’s comment and has added additional risk factors on page 35 of the Amendment.
We may be dependent on a single business or asset that is likely operate ... page 38
20.	Comment. This risk factor appears to be largely duplicative of the first full risk factor on page 36. Please advise. Alternatively, please remove repetitive disclosure.

Response. The Company notes the Staff’s comment and has deleted the repetitive risk factor identified by the Staff on page 38 of the Registration Statement.
We may amend the terms of the warrants in a manner that may be adverse ... page 39
21.	Comment. Please provide more specific disclosure regarding how the terms of the warrants could be amended in a manner that would be adverse to holders. Please describe how such actions would be adverse to holders of the outstanding public warrants.

Response. The Company notes the Staff’s comment and has revised the risk factor on page 37 of the Amendment to describe amendments to the terms of the warrants that could be adverse to the holders of outstanding public warrants.
Because we must furnish our stockholders with target business financial statements ... page 40
22.	Comment. Please revise to clarify how providing shareholders with full disclosure represents a material risk or remove the risk factor.

Response. The Company notes the Staff’s comment and has revised page 39 of the Amendment to clarify the risk that the Company may be prevented from pursuing profitable business combinations because it may be unable to furnish the required financial statements in time to consummate an initial business combination within the Company’s 21-month time frame.

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

Compliance with the Sarbanes-Oxley Act of 2002 ... page 41
23.	Comment. It is not clear how compliance with applicable regulations that apply to all public companies represents a risk that is specific to you. Please revise to clarify or remove the risk factor.

Response. The Company notes the Staff’s comment and has revised page 40 of the Amendment to explain why the Sarbanes-Oxley Act of 2002 poses a particular risk to the Company and its stockholders in connection with the Company’s attempt to consummate an initial business combination.
Use of Proceeds, page 44
24.	Comment. Please disclose the main components of the “Miscellaneous expenses” and “Working capital to cover miscellaneous expenses” line items.

Response. The Company notes the Staff’s comment and has clarified the main components of “Miscellaneous expenses” and “Working capital to cover miscellaneous expenses” on page 42 of the Amendment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52
Liquidity and Capital Resources, page 53
25.	Comment. We note that you may use your capital stock or debt as consideration to consummate your initial business combination and that such debt may be substantial. Please disclose your policy with respect to how much debt you may incur, including your maximum debt leverage ratio.

Response. The Company notes the Staff’s comment and has revised page 59 of the Amendment to disclose that the Company does not have a maximum debt leverage ratio or a policy with respect to how much debt it may incur. The amount of debt the Company would be willing to incur will depend upon the facts and circumstances of the proposed initial business combination and market conditions at the time of the proposed initial business combination.
Proposed Business, page 57
26.	Comment. Based on the list of specific criteria and guidelines on page 57, it is not clear what the purpose of the list of factors on pages 61 and 62 is for. The subsequent list just appears to be a more general version of the first list. Please revise to limit the use of repetition.

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

Response. The Company notes the Staff’s comment and has revised pages 2, 3, 56 and 57 of the Amendment in response to such comment.

27.	Comment. You disclose that you are not limited to a particular industry, geographic region or minimum transaction value for purposes of consummating an initial business combination. As you do on page 96, please also disclose if you have the ability to consummate an initial business combination with, or invest in, a party related to any of your officers, directors or sponsor. Please also add risk factor disclosure to make shareholders aware of the potential risks regarding you entering into a business combination with a target business that is affiliated with your officers, directors or sponsor.

Response. The Company notes the Staff’s comment and has (i) added disclosure that the Company has the ability to consummate an initial business combination with an affiliate of the Company’s sponsor, directors or officers on for example, pages, 3, 50 and 56 of the Amendment and (ii) added a risk factor on page 33 of the Amendment to make shareholders aware that entering into a business combination with a target business that is an affiliate of the Company’s sponsor, directors or officers presents a potential conflict of interest between the Company and such sponsor, director or officer.

28.	Comment. Please revise to clarify if you would be able to engage in a business combination with a shell company or similar company with nominal operations.

Response. The Company notes the Staff’s comment and has revised pages 1, 29, 50 and 56 of the Amendment to clarify that the Company will not engage in a business combination with another blank check company or a similar type of company with nominal operations.

29.	Comment. From the risk factor on page 32, we note that you are not required to obtain a fairness opinion from an independent investment banking firm opining on the fairness of the transaction from the perspective of your shareholders. Please revise to clarify if you will make the fair market value and fairness determinations in connection with your initial combination transaction, even if you do not obtain such information from an independent source. If such determinations are made, clarify if you will disclose the basis for such determinations to shareholders.

Response. The Company notes the Staff’s comment and has revised the risk factor on page 30 of the Amendment to disclose the manner in which the Company will make its fair market value and fairness determinations and the manner in which such determinations will be disclosed to the Company’s stockholders.

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

Redemption rights for public stockholders upon consummation of our initial business combination, page 64
30.	Comment. We note your disclosure distinguishing this from previously offered SPACs based on your intention to utilize an issuer tender offer and to forgo shareholder approval, if possible. Please revise to disclose the amount of time shareholders will have in deciding whether to tender their shares in the event you do not seek their approval.

Response. The Company notes the Staff’s comment and has revised pages 4, 13, 18, 59, 63 and 90 of the Amendment to disclose that, in accordance with Rule 14e-1(a) under the Exchange Act, stockholders would have at least 20 business days to decide whether to tender their shares in the event we do not seek stockholder approval of an initial business combination.

31.	Comment. Please tell us if there is any circumstance where the tender offer price would be less than the pro rata portion of the trust, which would include the privately placed warrants but not the deferred underwriters’ compensation.

Response. The Company does not believe there is any circumstance where the tender offer price would be less than the pro rata portion of the trust, including the proceeds of the privately-placed sponsor warrants but less taxes payable, as disclosed in the Amendment.

32.	Comment. We note that the founders have waived their redemption rights with respect to their founder shares, which were acquired for $0.0076 per share. Please revise to clarify if that means the pro rata calculation used to determine the tender offer price will exclude the outstanding founder shares.

Response. The Company notes the Staff’s comment and has revised pages 4, 12, 59 and 62 to clarify that the founder shares will be excluded from the pro rata calculation used to determine the per-share redemption price.
Submission of our initial business combination to a stockholder vote, page 64
33.	Comment. In the event you solicit votes from shareholders in connection with your initial combination, please revise to clarify if shareholders will have to vote against the proposed transaction in order to exchange their shares for cash.

Response. The Company notes the Staff’s comment and has revised pages 13, 14 and 63 of the Amendment to clarify that stockholders will not be required to vote against the proposed business combination but will be required to follow the redemption procedures

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

set forth in the proxy statement relating to the stockholder vote on the proposed business combination in order to exchange their shares for cash.

34.	Comment. We note your disclosure that you and/or your management may privately negotiate with shareholders that seek to redeem their shares. You have also disclosed that in connection with the open market purchases, you will limit the purchase price to the pro rata per share amount. Please revise to clarify if you or your management could offer shareholders, in the privately negotiated transactions, a price that would exceed their pro rata portion. Also, please revise to clarify that the buyers in the privately negotiated transactions would be repaid with trust proceeds, post-combination, if true.

Response. The Company notes the Staff’s comment and has clarified the disclosure on page 64 of the Amendment to reflect that the purchase price in privately negotiated purchases may exceed the per-share pro rata portion of the trust account and that if the Company is the purchaser in such transactions, remaining trust proceeds could be used to pay the purchase price in such transactions after the closing of the business combination.
Management, page 78
Directors and Executive Officers, page 78
35.	Comment. For each director and director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Response. The Company notes the Staff’s comment and has revised pages 76 and 78 to discuss each of Thomas O. Hicks, William A. Montgomery and William F. Quinn’s experience, qualifications, attributes or skill that led to the conclusion that such persons should serve as directors of the Company.
Item 16. Exhibits and Financial Statement Schedules, page II-5
36.	Comment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

Response. The Company notes the Staff’s comment and has filed a draft of its legal opinion and all remaining Exhibits with the Amendment, with the exception of Exhibit 23.2, which will be filed by amendment since Exhibit 23.2 is found within the legal opinion being filed in draft form.
Item 17. Undertakings, page II-6

Mr. Duc Dang, Securities and Exchange Commission
August 4, 2010

37.	Comment. As it does not appear that you are relying on Rule 415 of Regulation C in connection with this offering, please tell us why you have included the undertakings that relate to offerings conducted pursuant to the noted rule.

Response. The Company notes the Staff’s comment and has deleted the undertakings that relate to a Rule 415 offering.
          If you have any questions with respect to the foregoing, please contact the undersigned at (214) 969-4788.

Sincerely, AKIN GUMP STRAUSS HAUER & FELD LLP
By:	/s/ James A. Deeken
James A. Deeken